UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Scienjoy Holding Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G7864D112
(CUSIP Number)

Cosmic Soar Limited Sheng Hou 6-1-1201 UHN International Village, Shuguang West Road, Chaoyang District, Beijing, People’s Republic of China, 100028 +86 13901238832
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cosmic Soar Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,327,679
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,327,679

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,327,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.79% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on 30,844,642 Ordinary Shares issued and outstanding as of September 21, 2021 as reported in the Issuer’s Registration Statement on Form F-3 filed on October 1, 2021.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sheng Hou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,327,679
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,327,679

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,327,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.79% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(2)	Calculation is based on 30,844,642 Ordinary Shares issued and outstanding as of September 21, 2021 as reported in the Issuer’s Registration Statement on Form F-3 filed on October 1, 2021.

Explanatory Note

This Amendment No. 3 (“Amendment No.3”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) jointly filed on September 21, 2020 by Cosmic Soar Limited (“Cosmic”), a company organized under the laws of the British Virgin Islands, and Sheng Hou, a citizen of the People's Republic of China (each a “Reporting Person”, and, collectively, the “Reporting Persons”), as amended by Amendment No.1, filed on October 13, 2020 (“Amendment No.1”), and Amendment No.2, filed on March 30, 2021 (“Amendment No.2” and, together with Amendment No.1 and the Original Schedule 13D, the “Schedule 13D”), relating to the beneficial ownership of the ordinary shares, with no par value (the “Ordinary Shares”), of Scienjoy Holding Corporation (the “Issuer”). Except as specifically set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety and replaced by the following:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The percentages of ownership indicated in this Schedule 13D is calculated based on 30,844,642 Ordinary Shares of the Issuer outstanding as of September 21, 2021 (the “Record Date”).

(a)	As of the Record Date, Cosmic directly beneficially owns 3,327,679 Ordinary Shares, representing 10.79% of the issued and outstanding shares of the Issuer.

Sheng Hou is one of two shareholders of Cosmic, and he is holding 98% of the capital stock of Cosmic. He is also the sole director of Cosmic. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Sheng Hou may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Cosmic.

(b)	Sheng Hou, who is the shareholder of Cosmic holding 98% of the capital stock of Cosmic and the sole director of Cosmic, may be deemed to share the power to (i) vote or direct to vote the 3,327,679 Ordinary Shares beneficially owned by Cosmic and (ii) dispose of or direct the disposition of such Ordinary Shares.

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to add the following immediately before the last paragraph:

On September 13, 2021, Junfeng Guo, Aiyun Pang and Yinxinfo Guo (collectively, the “Buyers”) and Cosmic entered into three stock block trading agreements (the “Agreements”), pursuant to which Cosmic sold 1,000,000 Ordinary Shares in total to the Buyers for $4.00 per share on September 21, 2021 as following: 330,000 Ordinary Shares to Junfeng Guo, 330,000 Ordinary Shares to Aiyun Pang and 340,000 Ordinary Shares to Yinxinfo Guo.

The copies of the Agreements (English Translation) are attached hereto as Exhibits to this Amendment No.3 and is incorporated herein by reference. The foregoing summary of the Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of Exhibits.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1	Stock Block Trading Agreement, dated September 13, 2021, by and between Cosmic Soar Limited and Junfeng Guo (English Translation).

2	Stock Block Trading Agreement, dated September 13, 2021, by and between Cosmic Soar Limited and Aiyun Pang (English Translation).

3	Stock Block Trading Agreement, dated September 13, 2021, by and between Cosmic Soar Limited and Yinxinfo Guo (English Translation).

Signature

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 14, 2021

COSMIC SOAR LIMITED

By:	/s/ Sheng Hou
Name:	Sheng Hou
Title:	Director

/s/ Sheng Hou
Sheng Hou